Exhibit 99.1

NWTN ANNOUNCES FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023

DUBAI, UAE, JANUARY 4, 2024 – NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN” or the “Company”), today announced its unaudited financial results for the six months ended June 30, 2023.

Financial Highlights (all results compared to the same period of prior year period unless otherwise noted)

●	Revenue was $0.6 million, which was nil for the six months ended June 30, 2022.

●	Gross margin was 10.8%, which was nil for the six months ended June 30, 2022.

●	Net loss was $69.8 million, which was $9.2 million for the six months ended June 30, 2022.

●	Inventories amounted to $51.7 million at June 30, 2023, compared to $2.1 million at December 31, 2022.

Management Commentary

The Company completed the construction of its electric vehicle assembly facility in Khalifa Economic Zones Abu Dhabi (“KEZAD”) at the end of 2022 and obtained production and sales licenses from Abu Dhabi Emirate in early 2023. Subsequently, the KEZAD plant received certifications of ISO 9001, ISO 14001, and ISO 45001. During the six months ended June 30, 2023, the Company delivered ten vehicles to one customer.

The Company has continued to systematically upgrade its production facility to expand its capacity and to train its production employees to ensure quality control. The Company has passed the Gulf Standardization Organization certification, accomplished Production License Certification of Ministry of Industry and Advanced Technology of the UAE, and attained the “Made in the Emirates” mark during the second half of 2023.

The construction of the Company’s parts and supply chain facility in Jinhua, Zhejiang, China was essentially done  by the end of 2023. Factory staff have been recruited and are currently under extensive training.  The Company continues to invest significantly in R&D, particularly in developing its premium flagship Smart Passenger Vehicle, the MUSE.

As previously disclosed, NWTN entered a share subscription agreement (the “Share Subscription Agreement”) with China Evergrande New Energy Vehicle Group Limited (“CENEV”), a company listed on the Hong Kong Stock Exchange (HKEX: 0708). On September 28, 2023, CENEV announced that trading of its ordinary shares on the Hong Kong Stock Exchange was suspended. On September 29, 2023, NWTN delivered a letter to CENEV notifying thin NWTN has suspended the performance of its obligations due to significant uncertainties on the likelihood of CENEV’s being able to meet various closing conditions under the Share Subscription Agreement. On December 31, 2023, the Company delivered notice to CENEV that that the Company was exercising its right to terminate the Share Subscription Agreement because the conditions to closing had not been satisfied or waived by December 31, 2023.

Results of Operations

The following tables set forth a summary of the Company’s unaudited condensed consolidated results of operations for the periods presented. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended
	June 30,
	2023	2022
	(Unaudited)
	(In USD in thousands)
Net revenue	$583	$-
Cost of revenues	(520)	-
Gross profit	63	-
Operating expenses:
General and administrative expenses	(34,325)	(3,809)
Selling expenses	(1,224)	-
Research and development expenses	(12,818)	(4,282)
Total operating expenses	(48,367)	(8,091)
Loss from operations	(48,304)	(8,091)
Other loss, net:
Other income (expenses), net	1,148	(333)
Loss on contingency	(23,011)	-
Interest income (expenses), net	631	(814)
Changes in fair value of derivative warrant liabilities	(2)	-
Investment loss	(217)	-
Total other loss	(21,451)	(1,147)
Loss before income tax provision	(69,755)	(9,238)
Income tax provision	-	-
Net loss	$(69,755)	$(9,238)

Net Revenue

Net revenue for the six months ended June 30, 2023 was US$0.6 million. The Company was in the development phase of its electric vehicles and did not record revenues for the six months ended June 30, 2022.

Cost of Revenues

The Company recognized cost of revenue of US$0.5 million and nil for the six months ended June 30, 2023 and 2022, respectively.

General and Administrative Expenses

The Company’s general and administrative expenses increased by approximately 801% from US$3.8 million for the six months ended June 30, 2022 to US$34.3 million for the six months ended June 30, 2023, primarily attributable to an increase of US$11.7 million in share-based compensation expense, an increase of US$6.4 million in professional expenses, an increase of US$3.4 million in payroll expenses, and an increase of US$3.2 million in directors’ and officers’ insurance expenses as a result of business expansion.

Selling Expenses

Selling expenses incurred for the six months ended June 30, 2023 were approximately US$1.2 million compared to nil for the six months ended June 30, 2022, which primarily consisted of expenses for marketing and promotional activities.

Research and Development Expenses

The Company’s research and development expenses significantly increased by approximately 199% from US$4.3 million for the six months ended June 30, 2022 to US$12.8 million for the six months ended June 30, 2023, primarily due to higher expenses related to vehicle development, as well as an increase in R&D-related payroll expenses resulted from an increase in R&D headcount during the period.

Loss from Operations

As a result of the foregoing, the Company’s loss from operations increased by approximately 497% from US$8.1 million for the six months ended June 30, 2022 to US$48.3 million for the six months ended June 30, 2023.

Other Income (Expenses), Net

The Company incurred other income, net of US$1.1 million for the six months ended June 30, 2023, which consisted primarily of a government subsidy of US$1.5 million during the six months ended June 30, 2023. The Company incurred other expenses, net of US$0.3 million for the six months ended June 30, 2022, which consisted primarily of interest accrued by the Company in arrears on the enforcement payment which is due by the Company pursuant to the judgement in respect of actions brought by the Company’s suppliers against the Company for outstanding payments.

Loss on Contingency

The Company incurred loss on contingency of US$23.0 million due to an indemnification in connection with an ongoing lawsuit during the six months ended June 30, 2023. No loss on contingency was accrued for the six months ended June 30, 2022.

Interest Income (Expenses), Net

Interest income, net was US$0.6 million for the six months ended June 30, 2023, which consisted primarily of interest earned on cash deposits in banks for the six months ended June 30, 2023. Interest expenses, net was US$0.8 million for the six months ended June 30, 2022, which consisted primarily of interest accrued by the Company in arrears on various loans.

Net Loss

As a result of the foregoing, the Company incurred a net loss of US$69.8 million and US$9.2 million for the six months ended June 30, 2023 and 2022, respectively, representing an increase in net loss of approximately 655%.

Liquidity

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of a total of US$73.5 million. The Company’s restricted cash, which amounted to US$0.2 million as of June 30, 2023, primarily represents bank deposits due to legal disputes.

The Company’s net cash flow used in operating activities for the six months ended June 30, 2023 was US$129.7 million. The Company’s principal source of cash came from PIPE investors. Most of its cash resources were used to payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. The Company believe that its current cash and cash equivalents and its anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months from the date of the issuance of the condensed consolidated financial statements.

If the Company fails to achieve the anticipated cash flows from operation, the Company may need additional financing to execute its business plan or execute certain policies to controlling expenditures and optimizing operational efficiency to improve the Company’s cash flow from operations.

About NWTN

NWTN is a pioneering green energy company dedicated to providing passenger-focused, premium electric vehicle products and green energy solutions to customers worldwide. Headquartered in Dubai, United Arab Emirates (UAE), NWTN has a full vehicle assembly facility in Abu Dhabi. NWTN is committed to the future of mobility solutions that integrate pioneering design, personalized lifestyles, Internet of Everything (IoT), autonomous driving technology and the eco-system of green energy. In addition to the offering of new energy vehicles, NWTN is exploring opportunities in the entire clean energy value chain, including photovoltaics, green hydrogen power and energy storage in the UAE, the Middle East, North Africa, China, other Asian countries, and Europe. For further information, please visit: https://www.nwtnmotors.com.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) and United Arab Emirates Dirham (“AED”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, for the items in balance sheets, all translations from RMB and AED to US$ were made at the rate of RMB7.2513 to US$1.00 and AED3.6731 to US$1.00, and for the items in statements of operations and comprehensive loss, at the rate of RMB6.9283 to US$1.00 and AED3.6733 to US$1.00, the exchange rate in effect as of June 30, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB, AED or US$ amounts referred could be converted into each other, as the case may be, at any particular rate or at all.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they may discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events (including, without limitation, the Company’s goals and strategies and its future business development) that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ significantly from those set forth or implied in the forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in NWTN’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

For investor enquiries:

Michael Bowen

nwtnir@icrinc.com

For media enquiries:

Edmond Lococo

nwtnpr@icrinc.com

NWTN INC.

NWTN INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of
	June 30,	December 31,
	2023	2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$73,292	$211,864
Restricted cash	165	146
Advance to suppliers	10,423	1,440
Inventories	51,729	2,107
Prepaid expenses and other current assets	54,743	24,722
Amounts due from related parties	320	-
Total current assets	190,672	240,279

Non-current assets:
Property and equipment, net	3,073	1,705
Intangible assets, net	43	7
Operating lease right-of-use asset	4,936	5,329
PIPE escrow account	100,000	100,000
Long-term investments	2,539	2,887
Total non-current assets	110,591	109,928

TOTAL ASSETS	$301,263	$350,207

Liabilities
Current liabilities:
Accounts payable	6,896	4,955
Advance from customers	306	-
Loans from a third party	15,997	16,818
Warrant liabilities	502	500
Amounts due to related parties	648	5,799
Accrued expenses and other current liabilities	47,104	33,511
Lease liabilities, current	1,445	1,550
Total current liabilities	72,898	63,133

Non-current liabilities:
Amounts due to a related party, non-current	4,682	4,922
Lease liabilities, non-current	3,589	3,921
Total non-current liabilities	8,271	8,843

TOTAL LIABILITIES	81,169	71,976

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of June 30, 2023 and December 31, 2022, respectively; 32,715,010 and 32,715,010 Class A Ordinary Shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	3	3
Class B Ordinary Shares (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of June 30, 2023 and December 31, 2022, respectively; 253,471,511 and 253,470,511 Class B Ordinary Shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	25	25
Subscription receivables	-	(576)
Additional paid-in capital	587,952	576,271
Accumulated deficit	(360,791)	(292,235)
Accumulated other comprehensive loss	(3,598)	(2,685)
NWTN Shareholders’ equity	223,591	280,803
Non-controlling interests	(3,497)	(2,572)
Total Shareholders’ equity	220,094	278,231
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$301,263	$350,207

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NWTN INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2022
	(Unaudited)
Net revenue	$583	$-
Cost of revenues	(520)	-
Gross profit	63	-
Operating expenses:
General and administrative expenses	(34,325)	(3,809)
Selling expenses	(1,224)	-
Research and development expenses	(12,818)	(4,282)
Total operating expenses	(48,367)	(8,091)
Loss from operations	(48,304)	(8,091)
Other loss, net:
Other income/(expenses), net	1,148	(333)
Loss on contingency	(23,011)	-
Interest income (expenses), net	631	(814)
Changes in fair value of derivative warrant liabilities	(2)	-
Investment loss	(217)	-
Total other loss	(21,451)	(1,147)

Loss before income tax provision	(69,755)	(9,238)
Income tax provision	-	-
Net loss	$(69,755)	$(9,238)
Less: Net loss contributed to noncontrolling interests from continuing operations	(1,199)	(268)
Net loss attributable to shareholders	(68,556)	(8,970)
Other comprehensive loss
Foreign currency translation (loss) gain	(639)	2,972
Total comprehensive loss	$(70,394)	$(6,266)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.24)	(0.04)
Weighted average number of ordinary shares outstanding
Basic and Diluted	286,186,007	240,029,717

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NWTN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	deficit	income	(deficit)/equity	interests	(deficit)/equity
		USD		USD	USD	USD	USD	USD	USD	USD	USD
Balance as of December 31, 2021	32,715,010	$3	207,314,707	$21	$(3)	$208,989	$(251,515)	$(10,036)	$(52,541)	$(2,947)	$(55,488)
Net loss	-	-	-	-	-	-	(8,970)	-	(8,970)	(268)	(9,238)
Foreign currency translation	-	-	-	-	-	-	-	2,871	2,871	101	2,972
Shareholder contribution	-	-	-	-	3	-	-	-	3	-	3
Acquisition of an NCI	-	-				(10)	-	-	(10)	10	-
Balance as of June 30, 2022	32,715,010	$3	207,314,707	$21	$--	$208,979	$(260,485)	$(7,165)	$(58,647)	$(3,104)	$(61,751)

Balance as of December 31, 2022	32,715,010	$3	253,470,511	$25	$(576)	$576,271	$(292,235)	$(2,685)	$280,803	$(2,572)	$278,231
Net loss	-	-	-	-	-	-	(68,556)	-	(68,556)	(1,199)	(69,755)
Foreign currency translation	-	-	-	-	-	-	-	(913)	(913)	274	(639)
Exercise of warrants to ordinary shares	-	-	1,000	-	576	12	-	-	588	-	588
Share-based compensation	-	-	-	-	-	11,669	-	-	11,669	-	11,669
Balance as of June 30, 2023	32,715,010	$3	253,471,511	$25	$-	$587,952	$(360,791)	$(3,598)	$223,591	$(3,497)	$220,094

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NWTN INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2022
	(Unaudited)
Net cash (used in)/provided by operating activities	$(129,732)	$1,764

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,949)	-
Purchases of intangible asset	(40)	-
Loan to a related party	(2,371)	-
Net cash used in investing activities	(4,360)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	588	-
Repayments loan to a related party	(3,037)	(3,174)
Convertible bond received from a third party	-	2,315
Payments of a promissory note	-	(568)
Proceeds from issuance of ordinary shares	-	3
Net cash used in financing activities	(2,449)	(1,424)

Effect of exchange rate changes	(2,012)	(59)

Net (decrease)/increase in cash and cash equivalents	(138,553)	281
Cash and cash equivalents and restricted cash, at beginning of the period	212,010	60
Cash and cash equivalents and restricted cash, at end of the period	$73,457	$341

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Alan Nan Wu	$-	$3,467
The Group’s claim on Tianjin Tuoda transferred to Mr. Alan Nan Wu	$(1,628)	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$87

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ICONIQ HOLDING LIMITED (“ICONIQ”) was incorporated under the laws of the Cayman Islands on March 11, 2021 as an exempted company with limited liability.

On April 15, 2022, ICONIQ entered into a business combination agreement, as amended on September 28, 2022 (the “Business Combination Agreement”), with (i) East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), (ii) Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing (as defined below) from and after the Closing, (iii) NWTN Inc. (“NWTN,” the “Company” or “Pubco”), an exempted company incorporated with limited liability in the Cayman Islands, (iv) Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), and (v) Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in smart electric vehicles design and development through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On November 11, 2022 (the “Closing Date”), East Stone and NWTN consummated the closing of the Transactions, following the approval at a special meeting of the shareholders of East Stone on November 10, 2022. Following the consummation of the Transactions, ICONIQ became a wholly-owned subsidiary of NWTN and the outstanding shares of ICONIQ were converted into the right to receive shares of NWTN, ICONIQ was determined to be the accounting acquirer given ICONIQ effectively controlled the combined entity after the Transactions. The Transactions are not a business combination because East Stone was not a business. The Transactions are accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by ICONIQ for the net monetary assets of the Company, accompanied by a recapitalization. ICONIQ is determined as the accounting acquirer and the historical financial statements of ICONIQ became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Pubco Class A ordinary shares (the “Pubco Class A Ordinary Shares”). All of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Pubco Class B ordinary shares (the “Pubco Class B Ordinary Shares”), which has been restated retrospectively to reflect the equity structure of the Company. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares remained US$0.0001, and the difference of US$10 was adjusted retrospectively as additional paid-in capital as of December 31, 2022. The unaudited condensed consolidated statements of changes in shareholders’ deficit for the six months ended June 30, 2022 were adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 335,164,567 to 240,029,717 for the six months ended June 30, 2022.

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

History of the Group and Reorganization

The Company commenced its operations through Tianjin Tianqi Group Co., Ltd (“Tianqi Group”) in 2017.

The Group completed a reorganization (the “Reorganization”) on January 19, 2022, which involved the following steps:

●	Formation of ICONIQ, ICONIQ Motors Limited, ICONIQ Global Limited, ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”), ICONIQ Green Technology FZCO (“FZCO”), ICONIQ (Tianjin) Motors Ltd. and

●	WFOE obtaining 94.66% of the equity interests of Tianqi Group by increasing in the registered capital of Tianqi Group (the “Capital Increase”).

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the Reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control.

As of June 30, 2023, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	Cayman Islands	100%	Investment holding
NWTN Global Energy Co. LTD	April 18, 2023	Hong Kong	100%	Business management
NWTN Green Energy Co. for Managing Office Ltd	May 31, 2023	Dubai	100%	Business management
NWTN General Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	General trading
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC (“Cars Trading”)	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors (Shenzhen) New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianjin Automotive Group Co. Ltd	September 5, 2016	PRC	95.87%	Design and technology development
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	95.87%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.87%	Technology development
Tianjin Tianqi Automobile New Energy Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.87%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. LIQUIDITY

As of June 30, 2023, the Group had cash and cash equivalents and restricted cash of a total of US$73.5 million. The Group’s restricted cash, which amounted to US$0.2 million as of June 30, 2023, primarily represents bank deposits due to legal disputes.

The Group’s net cash flow used in operating activities for the six months ended June 30, 2023 was US$129.7 million. The Group’s principal source of cash came from PIPE investors. Most of the cash resources were used to payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. The Group believe that its current cash and cash equivalents and its anticipated cash flows from operations will be sufficient to meet the anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months from the date of the issuance of the condensed consolidated financial statements.

If the Group fails to achieve the anticipated cash flows from operation, the Group may need additional financing to execute its business plan or execute certain policies to controlling expenditures and optimizing operational efficiency to improve the Group’s cash flow from operations.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results for the full year.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of the subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-lived assets and intangible assets, provision for doubtful accounts, warrant liabilities as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Inventories

Inventories, consisting of smart electric vehicles and auto parts purchased by the company, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the six months ended June 30, 2022 and 2023.

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	5 years
Vehicles	5 years
Production facilities	10 years
Battery and charging swap infrastructure	5 years
Furniture	5 years
Leasehold improvement	20 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(e)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(f)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, amounts due from related parties, advance to suppliers, other receivables included in prepaid expenses and other current assets, long-term investment, accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, other payables included in accrued expenses and other current liabilities. Warrant liabilities and equity investments were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be remeasured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of June 30, 2023 and December 31, 2022.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of June 30, 2023	$-	$-	$502	$502
As of December 31, 2022	$-	$-	$500	$500

The fair value of the Private Warrants (defined below) and the Representative Warrants (defined below) is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of June 30, 2023, the fair value of the Private Warrants and the Representative Warrants were US$0.58 and US$0.58 per share, with an exercise price of US$11.50 and US$12.00 per share, respectively. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Private Warrants	Representative Warrants
Fair value as of December 31, 2022	101	399
Change in fair value	1	1
Fair value as of June 30, 2023	102	400

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Representative Warrants outstanding as of June 30, 2023	Private Warrants outstanding as of June 30, 2023
Expected term (in years)	1.55	4.37
Volatility	0.00%	0.00%
Risk-free interest rate	4.87%	4.16%
Dividend yield	0.00%	0.00%

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Warrants

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Management evaluates all of its financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the consolidate statement of operations as incurred.

The Group issued 350,000 private warrants (“Private Warrants”), 690,000 representative warrants (“Representative Warrant”) and 13,800,000 public warrants (“Public Warrants”) in connection with its Transactions. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as the Company is required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as derivative liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

(h)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(i)	Revenue recognition

The Group’s revenues are generated from sales of smart electric vehicles.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised smart electric vehicles is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products net of business tax and value added tax. Revenue recognition policy for the revenue stream is as follows:

Sales of smart electric vehicles

The Group generates revenue from sales of smart electric vehicles through purchase orders. The Group identified only one performance obligation to provide customers with vehicles, at a fixed price stated in the purchase orders. Full prepayment is required before or upon the Group’s delivery of the vehicles. Revenue is recognized at a point of time upon the customer’s acceptance of the smart electric vehicles. The Group is deemed as the principal, recognizing revenue on a gross basis as the Group the Group is primary responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

In the normal course of business, the Group’s warranties are required by the law and related to the risk of purchasing defective products. In addition, the Group would not sell a warranty separately. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Group recognize the warranty when actual repair or replacement incur as the amount of loss cannot be reasonably estimated due to the very short experience in sales of vehicles.

NWTN INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Share-based compensation

Share-based compensation expense arises from the contingent payment of issuing Class A ordinary shares as contemplated by the Business Combination Agreement. Share-based compensation expense is recognized using the straight-line method over the vested period. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values using quoted market price.

(k)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (US$14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue income tax payable for the six months ended June 30, 2023 and 2022. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(l)	Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Dubai and the United States use their respective currencies Renminbi (“RMB”), United Arab Emirates Dirham (“AED”), and US$ as their functional currencies.

The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,	As of December 31
Balance sheet items, except for equity accounts	2023	2022
US$ against RMB	7.2513	6.8972
US$ against AED	3.6731	3.6722

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the six months ended June 30,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2023	2022
US$ against RMB	6.9283	6.4791
US$ against AED	3.6733	Not applicable

No representation is made that the RMB and AED amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(m)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(n)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

Geographic information

The majority of the Group’s long-lived assets other than financial instruments, including Property and equipment, net, Intangible assets, net, Operating lease right-of-use asset, net, PIPE escrow account and Long-term investments as of June 30, 2023 and December 31, 2022, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
The United States	$100,258	$100,293
The United Arab Emirates	5,850	5,484
Mainland China	4,483	4,151
Total	$110,591	$109,928

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group have adopted ASU 2016-13 from January 1, 2023. The Company evaluated that the impact of the adoption of this ASU on the Company’s unaudited condensed consolidated financial statements was immaterial.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4. INVENTORIES

Inventories consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Smart electric vehicles	$50,118	$2,107
Auto parts and other materials	1,611	-
Total	$51,729	$2,107

No inventory write-down was recorded for the six months ended June 30, 2023 and 2022.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Prepaid expenses (i)	$22,634	$9,062
Amounts due from an export agent (ii)	18,425	-
Loan to third parties (ii)	7,000	7,000
Deposit	1,797	1,495
Deductible input VAT	2,620	1,186
Advance to a third-party individual (iii)	1,732	2,000
Advance to staff for business operations and travels	487	165
Receivable from a third party (iv)	-	3,800
Others	48	14
Total	$54,743	$24,722

(i)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing and marketing services, advance payment for the potential investment or acquisition as of June 30, 2023 and December 31, 2022.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

(ii)	In April 2023, NWTN Zhejiang entered into a vehicle sales agreement with Jizhida’an (Jinhua) Technology Co., Ltd (the “Jizhida’an”), pursuant to which the vehicles being sold would be transferred to China National Vehicles IMP. & EXP. Co., Ltd, a third party export agent (the “Vehicles IMP. & EXP”), and be purchased by FZCO through another vehicle sales agreement. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in prepaid expenses and other current assets and payables to Vehicles IMP. & EXP in accrued expenses and other current liabilities.

(ii)	In November and December 2022, the Group provided an interest-free loan of US$6.0 million to a third party, and an interest-free loan of US$1.0 million to a shareholder who held a 4.3% equity interests in NWTN as of June 30, 2023, respectively, for their ordinary operations. These loans would be due in October through December 2023 but extended for up to another 12 months.

(iii)	In November 2022, the Group engaged a shareholder, who held a 0.4% equity interest of NWTN as of June 30, 2023 and is experienced in investing and financing for investment and financing consulting, for the period from January 2023 to January 2024. In November 2022, the Group paid an amount of US$2 million to this individual as prepayment, which would be expensed as the services are provided to the Group. During the six months ended June 30, 2023, the Group recognized consulting expenses of US$268.

(iv)	In December 2022, the Group engaged a third party for marketing services with a total consideration of US$6.0 million. The Group mistakenly prepaid US$3.8 million of the consideration to another third party due to a clerical error, which amount was fully collected by the Group in January 2023. As of June 30, 2023, this consideration was included in prepaid expenses with the amount of US$3.8 million as the expense did not incur.

The Group did not record bad debt expense for the six months ended June 30, 2023 and 2022.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Vehicles	$834	$515
Electronic equipment	486	178
Production facilities	1,201	377
Battery and charging swap infrastructure	106	67
Furniture	384	46
Leasehold improvement	248	-
Construction in process	64	602
Less: accumulated depreciation	(250)	(80)
Property and equipment, net	$3,073	$1,705

Depreciation expenses were US$174 and US$7 for the six months ended June 30, 2023 and 2022, respectively.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a cash pledge agreement (the “Cash Pledge Agreement”). The Cash Pledge Agreement shall take effect and shall expire two years from November 14, 2023, the date the Pledgee transfers the full amount of US$200 million into NWTN. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

(a)	To cover Pledgee’s PIPE investment in NWTN by reimbursing the Pledgee the difference between the sales price of Pledgee’s NWTN stocks in open market and the US$10.26 book value of Pledgee’s holding shares, if the sales price is lower than the US$10.26 book value, for a period of 24 months.

(b)	To award Pledgee’s PIPE investment in NWTN by guaranteeing the Pledgee a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by the Pledgee, any accrued annual 15% return payments must be paid to the Pledgee calculated up to the exit date.

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN should open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any.

Key terms of Escrow Agreement were as follows:

(a)	Escrow Account is a non-interest-bearing account.

(b)	Escrow Amount would be transferred a minimum 15% annual return to PIPE Investor on PIPE Investor’s holding of NWTN’s ordinary shares for a period of 24 months, to be disbursed on semi-annual basis. In the event of an investment exit by PIPE Investor, any accrued annual 15% return payments must be paid to the PIPE Investor calculated up to the exit date.

(c)	NWTN’s market share price (VWAP of 10 days,1 month, 3 months) and PIPE Investor’s share selling plan for the following 6 months, if any, is to be evaluated on a quarterly basis. At times of market price of NWTN’s shares drop below US$10.26 and the total difference between market price and US$10.26 (plus the shortage to make guaranteed 15%minimum annual return) exceeds the escrow account balance of US$100 million, NWTN should deposit additional funds to make up the difference.

(d)	3 months after (b) above is executed, the escrow account will be reviewed. If the market value of NWTN’s shares has recovered, funds over the needed US$100 million escrow will be redirect back to NWTN’s business operating account.

(e)	Escrow Agent shall release the Escrow Amount and transfer such amount less any amounts which Escrow Agent is entitled to retain to NWTN in 3 business days after November 9, 2024.

As of December 31, 2023, NWTN’s market share price was lower than US$10.26 per share and the Pledgor would need to compensate the PIPE Investor to make guaranteed 15% minimum annual return, which amounted to approximately US$33.9 million. The Pledgor is negotiating with the PIPE Investor and no disbursement are made as of as of the date of the issuance of the unaudited condensed consolidated financial statements.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. LOANS FROM A THIRD PARTY

As of June 30, 2023 and December 31, 2022, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay the outstanding obligations totalling US$21.7 million (RMB157.4 million) through August 2022 to December 2023. The Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of US$0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in earnings.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) and nil for the year ended December 31, 2022 and for the six months ended June 30, 2023, respectively. On August 14, 2023, Tianqi Group repaid in the amount of US$7.7 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.3 million (RMB60.0 million) in debt obligations to Yizhong outstanding.

9. WARRANTS

In connection with the Business Combination, the Company assumed 14,840,000 warrants from East Stone (the “Warrants”), which consisted of 13,800,000 Public Warrants, 350,000 Private Warrants and 690,000 Representative Warrants. The Public Warrants met the criteria for equity classification and the Private Warrants and Representative Warrants are classified as liability.

The Warrants became exercisable on the later of (a) the completion of the Business Combination or (b) 12 months from the closing of the initial public offering of East Stone (“IPO”) (February 24, 2020). The Warrants will expire on dates ranging from January 16, 2025 to November 11, 2027.

Public Warrants

As of June 30, 2023 and December 31, 2022, the Company had 12,524,392 and 12,526,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants in whole and not in part, at a price of US$0.01 per Warrant:

●	at any time while the Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. WARRANTS (cont.)

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to Warrant holders, and,

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Warrants for redemption as described above, management will have the option to require all holders that wish to exercise the Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Warrants.

Detail related to Public Warrant activity for the six months ended June 30, 2023, was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price ($)
Balances as of December 31, 2022	12,526,392	$11.50
Exercised	(2,000)	11.50
Balances as of June 30, 2023	12,524,392	$11.50

For the six months ended June 30, 2023, 2,000 Public Warrants were exercised and were paid in full with the gross proceeds of US$11.50.

Warrant liabilities

As of June 30, 2023 and December 31, 2022, the Company had 350,000 and 350,000 Private Warrants, and 690,000 and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of US$12.00 per share.

The Private Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Representative Warrants are different from Public and Private Warrants. The exercise price of Representative Warrants is US$12.00 and is non-redeemable. Representative’s Warrants have been deemed compensation by FINRA and were subject to a lock-up period.

As of June 30, 2023, the remaining contractual term for the outstanding Private Warrants and Representative Warrants to purchase our ordinary shares were 4.4 years and 1.6 years, respectively.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Amounts due to an export agent (i)	$17,089	$-
Accrued expense (ii)	3,893	18,639
Payroll payable	3,632	9,185
Individual income tax payable (iii)	114	5,115
Contingent liabilities of Jinghong Dispute (iv)	21,986	-
Borrowing from a third party	272	490
Others	118	82
Total	$47,104	$33,511

(i)	Amounts due to an export agent represent payables to Vehicles IMP. & EXP with respect to vehicle exportation from Mainland China to the UAE, see Note 5 prepaid expenses and other current assets for details.

(ii)	As of June 30, 2023 and December 31, 2022, accrued expenses mainly consisted of unpaid offering cost of US$2.0 million and US$12.2 million, respectively.

(iii)	As of December 31, 2022, the Group settled the payroll payable accumulated from 2019 to 2022 which resulted in an increase in individual income tax payable. For the six months ended June 30, 2023, the Group settled most of the individual income tax payable.

(iv)	On May 18, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with the Group. And the verdict was issued on July 20, 2023 that the Group was ordered to bear a total amount of approximately RMB157.8 million, covering equity transfer consideration, disbursement and other relevant expense, which was recognized in accrued expense and other liabilities as of June 30, 2023. See Note 17 for details.

Employee Lawsuits

As of December 31, 2022, the balances of payroll associated with employee lawsuits were US$0.12 million due to bank restriction, which was paid in 2023. In April 2023, two employees filed lawsuits against the Group claiming their employee benefits of US$0.4 million. As of June 30, 2023, one of them had withdrawn the case, and the Group considered the possibility of the Group to bear the obligation of the other employee’s benefits is less likely than not. On July 19, 2023, the verdict was issued that the Group should pay the employee amounted to US$0.1 million, which was settled in August 2023.

11. LEASES

The balances for the operating leases where the Company is the lessee are presented as follows:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Operating lease right-of-use assets	$4,936	$5,329
Lease liabilities – current	$(1,445)	$(1,550)
Lease liabilities – non-current	(3,589)	(3,921)
Total operating lease liabilities	$(5,034)	$(5,471)

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. LEASES (cont.)

The components of operating lease expense are as follows:

	For the six months ended June 30,
	2023	2022
	(Unaudited)
Operating lease expense	$726	$230
Short-term lease expense	1,465	206
Total lease expense	$2,191	$436

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less.

Both operating lease expense and short-term lease expense are recognized as general and administrative expenses.

Other information related to operating leases where the Company is the lessee is as follows:

As of June 30, 2023
Weighted-average remaining lease term (in years)	3.76
Weighted-average discount rate	4.26%

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of June 30, 2023:

For the years ended December 31,	Amount
Remainder of 2023	$622
2024	1,503
2025	1,329
2026	1,909
Total lease payments	5,363
Less: imputed interest	(329)
Total operating lease liabilities, net of interest	$5,034

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. SHARE-BASED COMPENSATION

Earnout shares

In connection with the Business Combination, each Class A ordinary share of ICONIQ that was issued and outstanding before the Transactions was cancelled and converted into the right to receive 90% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio (as defined in the Business Combination Agreement, which is 32,715,010 shares); and the contingent right to receive 10% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio, which is 3,635,001 shares (the “Earnout Shares”).

The Earnout Shares will be issued to Muse Limited (the company held by Mr. Alan Nan Wu, Chief Executive Officer and Chairman of the Company) when the Company delivers 12 vehicles on an aggregate basis or would be adjusted if the Company has delivered less than 12 vehicles by the end of 2023.

The Earnout Shares are determined as compensation, which is a transaction separate from the reverse recapitalization. In addition, the issuance of Earnout Shares does not meet any condition to be classified as a liability under ASC 718, thus it should be classified as an equity financial instrument, and measured at fair value using the quoted market price on grant date, November 11, 2022, which is US$7.30 per share.

As of June 30, 2023 and December 31, 2022, the performance condition was not met. The Company evaluated and considered that the performance condition of delivering 12 vehicles would probably be achieved by the end of 2023. Thus, the Company should recognize compensation cost for awards with performance conditions. The requisite service period should be the shortest of the explicit, implicit or derived service periods, which is determined as the period from November 11, 2022, the grant date, to December 31, 2023.

Share-based expenses recognized in general and administrative expenses were US$11.7 million for the six months ended June 30, 2023.

Subsequently in October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares was issued to Muse Limited accordingly.

13. TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to taxation in the British Virgin Islands.

United Arab Emirates

The Company’s subsidiaries incorporated in United Arab Emirates (the “UAE”) are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first Hong Kong dollars (“HKD”) 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Group, the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. TAXATION (cont.)

Mainland China

Generally, the Company’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

The Company’s subsidiary, which incorporated in United States in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2022. The Company does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

For the six months ended June 30, 2023 and 2022, the Group recognized nil and nil income tax benefit, respectively.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance of US$24.9 million and US$19.0 million had been provided as of June 30, 2023 and December 31, 2022 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

14. ORDINARY SHARES

The Company is authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary shares are convertible into one Class B ordinary shares at any time at the option of holder of such Class A ordinary share. In no event shall any Class B ordinary share be convertible into any Class A ordinary shares.

In April 2023, the Company issued 1,000 Class B ordinary shares for exercise of warrants for the exercise price of US$11.50 per share.

As of June 30, 2023, 32,715,010 Class A ordinary shares were issued and outstanding, 253,471,511 Class B ordinary shares were issued and outstanding.

15. NON-CONTROLLING INTERESTS

As a result of the Reorganization of the Company that was completed on January 19, 2022 (see Note 1), Tianqi Group and its subsidiaries’ financial statements have been prepared on a consolidated basis by applying the pooling of interests method as if the Reorganization had been completed at the beginning of the earliest reporting period, and the equity interests held by the original shareholders are recognized as non-controlling interests as if the Capital Increase were occurred on January 1, 2020.

As of June 30, 2023 and December 31, 2022, the non-controlling interests were 4.12% and 4.12%, respectively, of the equity interests in Tianqi Group held by non-controlling shareholders.

As of June 30, 2023 and December 31, 2022, non-controlling interests in the consolidated balance sheet was US$3,497 and US$2,572, respectively.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Chief Executive Officer and Chairman, Mr. Alan Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Alan Nan Wu	Shareholder and Chief Executive Officer and Chairman of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest

(b) The Group had the following significant related party transactions for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022
Nature	(Unaudited)
Expense paid by the related parties on behalf of the Group
– My Car (i)	$-	$(5,087)
– Mr. Alan Nan Wu (ii)	-	(3,744)
– ICONIQ Institute	-	(38)
Repayments to related parties
– Magic (iii)	-	6,641
– Mr. Alan Nan Wu (ii)	3,037	-
– Shanghai OBS	70
Loan to related parties
– Mr. Alan Nan Wu (ii)	740
– Tianjin Tuoda (iv)	1,631
Loan from related parties
– Mr. Alan Nan Wu (ii)	(11)
Magic loan repaid by related parties on behalf of the Group
– Mr. Alan Nan Wu (iii)	-	(3,467)
Collection of loan to a related party
– Tianjin Tuoda (iv)	-	5,985
– ICONIQ Institute	-	93
Interest expenses of loan from a related party
– Magic	-	87
Advance petty cash to a related party
– My Car (i)	-	9,023
The Group’s claim on Tianjin Tuoda transferred to Mr. Alan Nan Wu
– Tianjin Tuoda (iv)	(1,628)
Promotion service provided by a related party
– Shanghai OBS	$(70)	$-

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Amounts due from related parties:
– Mr. Alan Nan Wu(iv)	$320	$-
Total	$320	$-
Amounts due to related parties, current:
– Mr. Alan Nan Wu	$-	$5,114
– Shenzhen Yinghehuicheng	648	681
– Tianjin Tuoda	-	4
Amounts due to related parties, non-current:
– Vision Path Holdings Limited (v)	4,682	4,922
Total	$5,330	$10,721

(i)	In the first half of 2022, My Car paid expenses on behalf of the Group totaled US$5.1 million and the Group paid US$9.0 million to My Car in advance.

(ii)	In the first half of 2022, Mr. Alan Nan Wu paid loan and expenses on behalf of the Group totaled US$3.7 million, net off the expenses the Group paid for Mr. Alan Nan Wu. And in the first half of 2023, the Group extended loans totaling US$0.7 million to Mr. Alan Nan Wu, while also repaid of US$3.0 million to Mr. Alan Nan Wu.

(iii)	In 2021, Magic provided short-term loans totaled US$6.6 million to the Group, at an interest rate of 12% per annum. In the first half of 2022, Mr. Alan Nan Wu repaid loan of US$3.5 million on behalf of the Group to Magic.

(iv)

Previously, the Group provided several short-term interest-free loans to Tianjin Tuoda to support its normal operations, which was repaid in full in 2021 and May 2022.

During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$4.7 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, see Note 17 for details.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Through the issuance date of this report, except for below the Jinghong Dispute and Loop Capital Petition, the Company is not aware of any pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these unaudited condensed consolidated financial statements.

Jinghong Dispute

On December 3, 2018, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) and Tianqi Group entered into a cooperation agreement (the “2018 Cooperation Agreement”), under which Jinghong agreed to acquire the 100% equity interest of Tianjin Tianqi Group Meiya Automobile Manufactory Co., Ltd. (“Meiya Automobile”) from Tianjin Benefo Machinery Equipment Group Co., Ltd. (“Tianjin Benefo”) with the consideration provided by Tianqi Group.

On May 21, 2019, Jinghong and Tianqi Group entered into an updated cooperation agreement (the “2019 Cooperation Agreement”), the purpose of which was partly to amend and restate some of the material terms of the 2018 Cooperation Agreement, under which Tianqi Group agreed to cooperate with Jinghong in the field of new energy vehicles through a newly-established joint venture after Jinghong acquires the equity interest of Meiya Automobile. Under the same agreement, Tianqi Group agreed that after Jinghong signed an equity transfer agreement with Tianjin Benefo to acquire the 100% equity interest of Meiya Automobile (the “Equity Transfer Agreement”), Tianqi Group shall pay Jinghong the equity transfer price of RMB97 million and assume other obligations of Meiya Automobile. Moreover, Tianqi Group agreed to be held liable for Jinghong’s breach of certain provisions under the Equity Transfer Agreement if such breach resulted from Tianqi Group’s failure to pay the equity transfer price of RMB97 million to Jinghong under the 2019 Cooperation Agreement. To the knowledge of Tianqi Group, Jinghong has acquired 100% equity of Meiya Automobile under the Equity Transfer Agreement.

Jinghong demanded Tianqi Group to pay for the RMB 97 million equity transfer price on August 21, 2019, but Tianqi Group did not comply. On April 14, 2021, Jinghong issued a notice to Tianqi Group to terminate the 2018 Cooperation Agreement and the 2019 Cooperation Agreement. On May 18, 2022, Jinghong filed a lawsuit to the People’s Court of Jinghai District, Tianjin City (the “Jinghai District Court”), which was amended on May 23, 2022. The amended complaint, which Tianqi Group received on June 10, 2022, requested that (i) the Jinghai District Court confirm that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement were terminated on April 15, 2021; (ii) Tianqi Group pay (a) a total amount of RMB100 million to Jinghong for its various losses under the 2019 Cooperation Agreement, as well as (b) any amounts owed to Tianjin Benefo by Jinghong for its breach of the Equity Transfer Agreement; and (iii) Tianqi Group bear the litigation fee and all other relevant expenses. Tianqi Group then raised jurisdictional objection, which was approved by Tianjin Intermediate Court on November 21, 2022, resulting that the case’s jurisdiction would be under the People’s Court of Binhai New District, Tianjin City (the “Binhai District Court”). In March 2023, Jinghong applied its amendment to Binhai District Court, requested that (i) the court confirms that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement have been terminated on April 15, 2021; (ii) Tianqi Group pays (a) a total amount of RMB152.5 million to Jinghong for the equity transfer consideration and its various losses under the 2019 Cooperation Agreement, as well as (b) accrued interest at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment; and (iii) Tianqi Group bears the litigation fee and all other relevant expenses.

There was a verdict on July 20, 2023 that the Group was ordered to bear the following obligation: (a) equity transfer consideration of RMB97.4 million, (b) disbursement of RMB55.1 million, (c) accrued interest based on the total amount of RMB152.5 million at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment, and (d) the litigation fee and all other relevant expenses of RMB0.8 million. Tianqi Group raised a counterclaim to the court, hearing of the lawsuit was held on September 4, 2023 and December 21, 2023, and there was no verdict as of the date of the issuance of the unaudited condensed consolidated financial statements. Such obligation was reflected on the unaudited condensed consolidated financial statements.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (cont.)

Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court, claiming a total amount of US$10.1 million and 2 million warrants pursuant to an engagement letter dated February 11, 2022. On June 16, 2023, the court ordered a halt in proceedings, directing to pursue mediation and/or arbitration. On September 6, 2023, Loop Capital initiated an arbitration, and the Company participated in the process on September 19, 2023 to proceed with the arbitration. The Company’s management believes that the allegations by Loop Capital were without merit, and the Company intends to vigorously defend the action. As of June 30, 2023, the Group considered the possibility of the Group to bear the obligation of this payments Loop Capital requested is less likely than not.

Shareholder Guarantee

On August 18, 2022, ICONIQ, Vision Path and Hainan Union entered into a share transfer agreement (the “Share Transfer Agreement”). Under the Share Transfer Agreement, Vision Path transferred 1,000,000 NWTN Class B ordinary shares to Hainan Union with consideration of US$5 million (US$5 per share, as “Purchase Price”). Vision Path agreed to disburse the shortfall between the 200% of the initial investment (US$10 million) and fair value of the shares transferred to Hainan Union or to repurchase such shares at 200% of the Purchase Price, in the event of Hainan Union realizes a return lower than 100% on such shares (the “Redemption Event”) within one year after the Closing Date, or November 11, 2023.

The Redemption Event was defined in the Share Transfer Agreement as (i) 12 months from the effective date, which referred to November 14, 2022, the average closing market price of the Company is lower than 200% of the Purchase Price; (ii) After the lock-up period, which is 6 to 12 months since the effective date, when Hainan Union plans to sell its shares, in whole or in part, at a lower price of 200% of the Purchase Price, and a written notice has been delivered to Vision Path.

Vision Path has pledged 2.6 million Class B ordinary shares (“Pledged Shares”) to Hainan Union. The Pledged Shares could be transferred to Hainan Union as disbursement when the Redemption Event occurs.

Vision Path applied the Purchase Price as a two-year interest-free loan to ICONIQ to support the Group’s normal operations. In connection therewith, ICONIQ has provided a guarantee with joint liability of Vision Path’s contingent repayment for the shortfall of 200% of US$5 million plus penalties and expenses if any, to Hainan Union. The Group would assume joint guarantee obligations arising from Vision Path’s default on the repayment to Hainan Union, and the guarantee is valid until November 11, 2023.

As of the issuance date of the unaudited condensed consolidated financial statements, as market value of the Pledged Shares could cover the shortfall of 200% of US$5 million, the management considers the possibility of the Company to bear the loss contingency is remote.

Puluo Debt

During 2018, Tianqi Group entered into a series of agreements with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”) and had received several loans from Puluo totaled RMB1.088 billion (approximately US$150.0 million) which was to be repaid in full as of December 31, 2018 (the “Puluo Debts”).

In December 2021, to settle the Puluo Debts, Tianqi Group entered into a series of supplemental agreements (the “New Agreements”) with Puluo, Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”), and Tianjin Tuoda. Under the New Agreements, Guozhong Tianhong acquired the Puluo Debts from Puluo, resulting in a payment obligation of RMB1.088 billion by Tianqi Group to Guozhong Tianhong, as well as a payment obligation of RMB1.088 billion by Guozhong Tianhong to Puluo. On the same day, Guozhong Tianhong converted its RMB1.088 billion credit due from Tianqi Group into 10.625% of equity shares of Tianqi Group.

According to the New Agreements, in the event that the Group fails to obtain approval from the SEC and complete a business combination before December 31, 2022, Guozhong Tianhong is obligated to transfer both the Puluo Debts and its equity interest of Tianqi Group to Tianjin Tuoda. Subsequently, on January 1, 2023, Tianjin Tuoda would assume responsibility for repaying the Puluo Debts to Puluo while also acquiring the equity interests of Tianqi Group. However, the consummation of a business combination before December 31, 2022 would require Guozhong Tianhong to pay back Puluo Debts in two installments within a period of two years from the date of the business combination. Additionally, within this same timeframe following completion of the business combination, Tianjin Tuoda will make two installment payments towards indemnifying Puluo (referred to as “Indemnification”). On November 11, 2022, the Company consummated the business combination with East Stone.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES (cont.)

According to the New Agreements, the Group assumes joint and several liability (the “Joint and Several Liability”) for both the repayment of the Puluo Debts and the Indemnification from Guozhong Tianhong or Tianjin Tuoda (the “Co-obligator”) to Puluo. Additionaly, Mr. Alan Nan Wu assumes joint and several liability for the repayment of the Indemnification from Tianjin Tuoda to Puluo.

In 2022, eight shareholders of the Group signed letters of support to demonstrate their commitment to providing financial support to Tianjin Tuoda for its indebtedness in the event that the Group fails to complete a business combination, as well as assuming joint and several liability of the Group for the repayment of both the Puluo Debts and the Indemnification. In 2023, (i) two shareholders of the Group signed letters of support to commit their financial support to Tianjin Tuoda and Guozhong Tianhong for the indebtedness, as well as assuming the joint and several liability for the repayment of both the Puluo Debts and the Indemnification, and (ii) Guozhong Tianhong signed a letter to commit its repayment of the debt to Puluo based on its holdings of NWTN ordinary shares (collectively, the “Shareholders’ Support”).

As of December 31, 2021 and 2022 and June 30, 2023, the Puluo Debts payable by Guozhong Tianhong were US$170.7 million, US$157.7 million and US$150.0 million, and the Indemnification payable by Tianjin Tuoda were US$68.1 million, US$68.7 million and US$67.8 million, respectively.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of December 31, 2021, December 31, 2022 and June 30, 2023, considering that the arrangement did not specify the Company’s payment obligations, no additional payments are anticipated on behalf of the co-obligator with the Shareholders’ Support. Consequently, no liability was recognized as of December 31, 2021 and 2022 and June 30, 2023.

Investment Commitment

The Group is obligated to invest into Hainan Union an amount of US$5 million by November 11, 2024, pursuant to an agreement signed in August 2022 with Hainan Union. As of June 30, 2023, the investment commitment was not reflected in the financial statements.

18. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 4, 2024, the date of issuance of the unaudited condensed consolidated financial statements. Except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s unaudited condensed consolidated financial statements.

Share Subscription Agreement with China Evergrande Group

On August 14, 2023, the Company entered into a share subscription agreement (the “Share Subscription Agreement”) with China Evergrande Group, China Evergrande New Energy Vehicle Group Limited (the “Target”), together with its subsidiaries. Under the Share Subscription Agreement, the Company agreed to subscribe for 6,177,106,404 of newly issued ordinary shares of the Target (the “Subscription Shares”) for an aggregate subscription price of HK$3,890 million, implying a subscription price of HK$0.6297 per Subscription Share. As a result of the consummation of the transactions contemplated by the Share Subscription Agreement, NWTN will hold approximately 27.50% of the total number of issued Target ordinary shares. On September 29, 2023, NWTN had suspended the performance of its obligations under the Share Subscription Agreement due to the trading of Target’s ordinary shares on the Hong Kong Stock Exchange was suspended and the significant uncertainties on the likelihood of Target being able to meet various closing conditions for the proposed transactions.

On August 14, 2023, NWTN (Zhejiang) Automobile Co., Ltd., an affiliate of NWTN (the “Fund Provider”), entered into that certain Transitional Funding Support Agreement with the Evergrande New Energy Vehicle (Tianjin) Co., Ltd. an affiliate of Target (the “Fund Recipient”). Under the Transitional Funding Support Agreement, the Fund Provider shall provide a secured transitional funding in the amount of RMB600 million (the “Transitional Support Amount”) in three equal tranches contingent upon the satisfaction of certain conditions precedent. The first tranche of RMB200 million shall be paid within five working days after the date of the Transitional Fund Support Agreement. The second tranche of RMB200 million shall be paid within 40 working days after the date of the payment of the first tranche. The third tranche of RMB200 million shall be paid within 15 working days after the date of the payment of the second tranche. On August 21, 2023, the Fund Provider entered into a supplementary agreement that the first tranche of RMB200 million was adjusted to require the Company to pay RMB65.3 million on August 21, 2023, and the rest of the RMB200 million (approximately RMB134.7 million) shall be paid by August 23, 2023 or on a dated mutually agreed upon. In August 2023, the Fund Provider paid the first tranche of RMB200 million (US$28.9 million) in full to the Fund Recipient according to the Transitional Funding Support Agreement. On September 29, 2023, due to the conditions not being met, the Company informed the Fund Recipient that the Fund Provider was not obligated to pay, and did not pay, any of the second and third tranches of the Transitional Support Amount. On December 31, 2023, the Company delivered notice (the “Termination Notice”) to the Target that that the Company was exercising its right to terminate the Share Subscription Agreement because the conditions to closing had not been satisfied or waived by December 31, 2023. The Termination Notice further states that conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount have not been satisfied and the Fund Provider will not fund any of the second and third tranches. As a result of the Termination Notice, the Share Subscription was terminated and the Share Subscription Agreement is of no further force and effect, except for certain specified provisions in the Share Subscription Agreement, which shall survive termination and remain in full force and effect in accordance with their respective terms.

NWTN INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

18. SUBSEQUENT EVENTS (cont.)

Loan with Related Party

In August 2023, the Company entered into a loan agreement of RMB90 million with its related party, Tianjin Tuoda, to support Tianjin Tuoda’s daily operation. The loan has a term of 12 months and the interest rate is based on the benchmark RMB lending rate for the same period published by the People's Bank of China.

Loan and Pledge

On September 7, 2023, the Group together with Mr. Alan Nan Wu entered into a loan agreement with ICONIC Investment One SPV RSC Ltd (the “Lender”), a shareholder of the Company, for an amount of US$30 million for three months with an annualized interest of 10%. As a condition to the agreement, all vehicles owned by the Cars Trading were pledged to this loan. And as additional security, Mr. Alan Nan Wu transferred to the Lender 3,348,215 Class B ordinary shares of the Company, which shall be transferred back by the Lender when the loan is repaid. On September 11, 2023, the Group received the US$30 million loan from the Lender.

Purchase of Vehicles

From July 1, 2023 to December 31, 2023, the Group entered into several vehicle purchase agreements with vehicle manufacturers to purchase a total number of 122 vehicles with approximately RMB 39.7 million (US$5.5 million).

Sales of Vehicles

From July 1, 2023 to December 31, 2023, the Group entered into several vehicle sales agreements with customers with an aggregate order quantity of 758 units with approximately US$32.6 million.

Additionally, on September 19, 2023, the Group entered into a framework vehicle sales agreement with a customer, who placed minimum order quantity of 50,000 units within 3 years from the date of contract signing, and each order not to be less than 100 units of vehicles. The unit price of the vehicle was not set in the framework agreement but would be determined for each order by the Group after taking the market supply situation, actual purchase volume and the Group’s stock level into consideration. The parties may mutually agree and sign a written agreement to terminate this framework agreement in advance.

W Motors Transaction

On December 28, 2023, NWTN entered into a binding term sheet (the “Term Sheet”) with W Motors Automotive Group Holding Limited (“W Motors”). Pursuant to the Term Sheet, NWTN has agreed to issue (i) 308,171 restricted Class B ordinary shares to W Motors in settlement of certain outstanding invoices from W Motors and (ii) 2,070,000 restricted Class B ordinary shares to W Motors in exchange for 107,646 ordinary shares of W Motors, which is equivalent to 5% equity interest of W Motors based on a pre-transaction valuation of W Motors of $315,761,800. W Motors is entitled to certain registration rights and NWTN is entitled to appoint one director to W Motor’s board of directors.